

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Eric Hobbs, Ph.D
Chief Executive Officer
Berkeley Lights, Inc.
5858 Horton Street, Suite 320
Emeryville, CA 94608

      Re: Berkeley Lights, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1
           Submitted June 12, 2020
           CIK No. 0001689657

Dear Dr. Hobbs:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 12, 2020

Business
Licenses and Collaborations
UC Regents license agreement, page 128

1.   We note your response to comment 12. Please expand your discussion to quantify the value of the shares of common stock issued to UC Regents at the time of the issuance.

<u>Description of Capital Stock</u>
<u>Anti-takeover provisions, page 164</u>

2.   We note your response to comment 13. Please also state in the prospectus that there is uncertainty whether a court would enforce such provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder.

    You may contact Julie Sherman at (202) 551-3640 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Christine Westbrook at (202) 551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Brian J. Cuneo, Esq.